Exhibit 17

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

LIBERATION INVESTMENTS, L.P. and	)
LIBERATION INVESTMENTS, LTD.	)
Plaintiffs,	)
	)	Civil Action No.
v.	)
)
BALLY TOTAL FITNESS HOLDING	)
CORPORATION, a Delaware	)
corporation,	)
Defendant.	)

COMPLAINT PURSUANT TO 8 DEL.C. §220

Plaintiffs Liberation Investments, L.P., and Liberation Investments, Ltd. (collectively, “Liberation Investments” or the “plaintiffs”), by and through their attorneys, hereby bring this action pursuant to 8 Del.C. §220 for access to certain books and records of defendant Bally Total Fitness Holding Corporation (“Bally” or the “Company”), and in support thereof allege as follows on knowledge, information and belief:

I. Introduction.

1. With this action, the plaintiffs seek certain of Bally’s books and records as well as its stocklist materials. The plaintiffs seek expedited treatment for this action because it arises on the eve of Bally’s annual stockholder meeting at which directors will be elected to its board and the materials sought through this action are expected to be essential to making an informed choice with respect to the election of directors and the conduct of a possible proxy contest by plaintiffs. In addition, the plaintiffs believe that a review of these books and records may yield information calling into question the integrity of the process in which directors are proposed to be elected at the annual stockholder meeting. Accordingly, plaintiffs may be required to launch one or more additional corrective legal actions in the very near term in order to ensure the legality and fairness of the election of directors at the annual stockholder meeting.

2. In September 2005, the plaintiffs brought a §211 proceeding to force Bally to hold an annual stockholders’ meeting. That action was resolved by stipulation and Bally agreed to hold a stockholders’ meeting on January 26, 2005. At that time, Bally was aware that plaintiffs might seek to elect directors at the stockholders’ meeting. The plaintiffs had also previously urged Bally’s board to consider terminating Paul Toback from his position as Bally’s Chief Executive Officer (“CEO”).

3. On October 17, 2005, another Bally stockholder, Pardus Capital Management, L.P. (“Pardus”), which holds approximately 14% of Bally’s issued and outstanding stock, announced that it intended to nominate directors for the class of directors to be voted upon at the annual meeting1 and indicated that it would seek proxies in support of the election of its nominees. The following day, Bally adopted a Stockholder Rights Plan (the “Poison Pill”). In part, the Poison Pill is designed to prevent third party takeover attempts of the Company at unfair prices. Liberation Investments does not oppose that portion of the Poison Pill. However, the Poison Pill also prevents stockholders who would collectively hold more than 15% of the Company’s stock from banding together and running a joint proxy slate (the “Management Protection Provision”). For example, under the Management Protection Provision, if (1) Pardus and Liberation Investments (which beneficially owns approximately 12% of the Company’s issued and outstanding shares of common

[1]	The Company’s Bylaws contain an advance notification requirement in connection with the nomination of directors to the board.

stock) agreed to vote their shares in favor of a joint slate of directors or (2) Liberation Investments and another holder of in excess of 3% of Bally’s stock agreed to present a slate of director candidates or oppose the Pardus nominees, the Poison Pill would be triggered and would result in massive dilution to the equity positions in the Company held by the relevant stockholder groups. This dilution would occasion enormous economic loss to the relevant stockholder groups.

4. In other words, the Management Protection Provision operates to prevent large stockholder groups from joining together to elect stockholder-friendly directors or oust directors they believe are unduly beholden to management. Thus, the Management Protection Provision directly abnegates the right of the owners of Bally to play a meaningful role in directing its affairs. The Management Protection Provision was adopted under circumstances that lead plaintiffs to believe that its adoption was meant principally to entrench Bally’s existing board. Bally, however, claims that such inferences are not true and contends that the Poison Pill was adopted (1) by fully independent directors and (2) at the conclusion of lengthy and thorough deliberation by the board that predated any worry about a proxy contest. The primary purpose of the books and records portion of this action is to enable Liberation Investments to examine the relevant records of the Company to ascertain whether its contentions in this connection can withstand serious scrutiny. As explained briefly hereafter, there is significant reason to believe that they cannot.

II. The Parties.

5. Liberation Investments is the record owner of 200 shares and the beneficial holder of approximately 4.1 million shares of the common stock of Bally, which amounts to approximately 12% of Bally’s issued and outstanding stock.

6. Bally is a Delaware corporation whose registered agent for service of process in Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. Its CEO is Paul Toback.

III. The Demand Letter.

7. On October 31, 2005, plaintiffs caused to be delivered to Bally, at both its headquarters in Chicago, Illinois by Federal Express and its registered agent in Delaware by hand delivery, a written demand letter executed under oath (the “Demand Letter”). The Demand Letter demanded the right, pursuant to 8 Del.C. §220, to inspect during the usual hours of business of the Company and make copies or extracts therefrom:

(1)	All written or electronic documents or other records pertaining to the Company’s adoption of the Poison Pill announced on October 18, 2005, or any other anti-takeover measures being contemplated by the board, including, without limitation, copies of all minutes of board or board committee meetings discussing or considering whether a poison pill should be adopted.

(2)	All written or electronic documents or other records relating to the information provided to the board of directors – or its individual members – about the Poison Pill or other anti-takeover measures, including, without limitation, with respect to the effect that the Poison Pill would have on a proxy contest for the election of directors.

(3)	All written or electronic documents or other records relating to or evidencing communication between the Company and its agents or advisors and JPMorgan Chase Bank or its agents in connection with the Company’s efforts to obtain the consent of JPMorgan Chase Bank and the lender group under the Company’s Credit Agreement to the adoption of the Poison Pill, including, without limitation, any and all email communications sent or received in connection therewith.

(4)	All written and electronic documents from or to any professionals, including investment bankers and proxy solicitors, who assisted or advised the Company in the adoption of the Poison Pill.

(5)	All written or electronic documents or other records pertaining to Bally’s hiring of Russell Reynolds Associates (“RRA”), and all information concerning the relationship between RRA and/or any of its officers and employees, on one hand, and the Company and and/or any of its officers and employees, on the other hand.

(6)	All written or electronic documents or other records provided to or generated by the board or any committee thereof concerning the following persons before they were invited to become directors: Mr. Wilhelm, Dr. Seymann, Mr. Rogers, Mr. Deutsch, and Mr. Langshur.

(7)	Any written or electronic documents or other records in the Company’s possession relating to the personal or business relationships between or among Mr. Toback and Messrs. Wilhelm, Rogers, Deutsch and Langshur and Dr. Seymann.

(8)	All written or electronic documents or other records concerning any person that Mr. Toback has proposed or recommended be added to the board of directors, and all documents relating to the resignations of Mr. Wilhelm, Dr. Seymann and Mr. Swid.

(9)	The most recent complete record or list of the stockholders of record of the Company, certified by its transfer agent, showing the name and address of each stockholder and the number of shares of stock registered in the name of each stockholder.

(10)	All information in the Company’s possession or control, or which can reasonably be obtained from nominees of any central certificate depository system, or from banks, brokers or dealers, concerning the number and identity of the actual beneficial owners of the Company’s stock including, but not limited to, all “CEDE breakdowns” omnibus proxies from such entities.

(11)	All information in, or which comes into, the possession or control of the Company, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies, voting trustees or other nominees concerning the names, addresses and number of shares of the non-objecting beneficial owners and consenting beneficial owners of the stock of the Company.

A true and correct copy of the Demand Letter is attached hereto as Exhibit A.

IV. The Plaintiffs’ Purpose.

8. As stated in the Demand Letter, plaintiffs have asserted a proper purpose that is reasonably related to their status as stockholders of Bally for the inspection of the items identified in the Demand Letter. With respect to the stocklist materials, Liberation Investments wishes to be able to communicate with the stockholders for the purpose of electing directors or potentially for the purpose of changing the bylaws to enable stockholders to remove Mr. Toback as the CEO of Bally. These are proper purposes under Delaware law.

A. Independence of Directors.

9. As described in the Demand Letter, the plaintiffs seek the review of the Company’s books and records for a number of interrelated purposes. One key purpose is to determine whether or not the directors Bally holds out as independent are, in fact, so. Bally asserts that one of the reasons that the adoption of the Management Protection Provision contained in its Poison Pill is lawful is because it was enacted by independent directors. Yet there are reasons to be deeply skeptical about the claimed independence of these directors, a fact that would be relevant in an action to challenge the Management Protection Provision or in a proxy contest.

10. During the past year, Bally’s board appointed three new directors, Eric Langshur, David Wilhelm and Dr. Marilyn Seymann. Mr. Wilhelm, however, resigned after a few days in office. Dr. Seymann lasted less than three months before she too suddenly resigned. In August, Stephen Swid, an independent director who had been nominated by dissident stockholders in the past, abruptly resigned as well. That left Bally with only six directors and profound, and as yet unanswered, questions about what was happening on the board.

11. Mr. Toback is one of the remaining six directors, and, as the CEO, is not independent. Another remaining director is Kenneth Looloian, Bally’s longest-serving director. Mr. Looloian is independent, but, upon information and belief, he did not participate in the adoption of the Poison Pill. The other four directors are all purportedly independent, but there is reason to believe that at least two are not, in fact, so. One of these two directors was appointed to the board by Mr. Toback to counterbalance Mr. Swid’s independence from Mr. Toback, and upon information and belief, he has a close personal relationship with Mr. Toback and confided in certain of his associates that he was appointed to the board for the purpose of ensuring that Mr. Toback’s bidding is done. While he appears to be independent on paper, there is thus reason to believe that he does not function independently in practice.

12. Another supposedly independent director is Barry Deutsch. The Company holds Mr. Deutsch out as completely independent of Mr. Toback and maintains that the two have no financial ties that might present a conflict of interest. This may be so, but under Delaware law financial conflicts are not the only conflicts of interest considered to have legal import. A director can be deemed to be conflicted for any number of reasons, including having a close personal friendship with the CEO that makes it difficult for the director to apply independent judgment in connection with matters affecting the CEO personally. That appears to be the situation in which Mr. Deutsch finds himself. Messrs. Toback and Deutsch have a relationship that goes back for years, extending it appears, into childhood. Mr. Deutsch attended the same high school as Mr. Toback, Niles North High School in Skokie, Illinois, where they were members of the same graduating class and were both members of the Key Club, Homecoming Committee and National Honor Society. The senior class pictures for Messrs. Toback and Deutsch are attached hereto as Exhibit B.

13. Attending the same high school class as the CEO, of course, does not, in itself, prove that a director lacks independence. Nor, without more, would evidence that the two grew up in the same neighborhood for most of their childhood (which Liberation Investments understands to be the case as well). But it would be striking indeed if these two facts were not occasioned by a personal relationship between these two men that predates Mr. Deutsch’s appointment to Bally’s board. These circumstances should permit Liberation Investments to make a more searching inquiry of the Company’s records to determine what they reveal on this subject. This issue is important not only because it goes to the actual independence of Mr. Deutsch and Bally’s board, but also because it calls into question the compelling subject of what the other directors were told when Mr. Deutsch, a childhood friend of Mr. Toback, was proposed for appointment to the board as an independent director.

14. In this connection, the charter of Bally’s nominating committee provides relevant guidance. That charter requires the committee (and not the CEO) to “lead the search for individuals qualified to become members of the board.” It further provides that “[c]andidates for nomination as director are considered on the basis of their broad business, financial and public service experience, and should not represent any particular constituency, but rather the stockholders generally. . . . In addition, the activities or associations of the nominees should not constitute conflicts of interest or legal impediments that might preclude service as a director.” Perhaps a childhood friend will meet each of these exacting tests. But the realities of human experience counsel the court to consider the possibility that such a friend may have been appointed to the board to represent a constituency of one—the CEO. At a minimum, the other directors ought to have been apprised of the association between Mr. Toback and Mr. Deutsch prior to the latter’s appointment to the board as a purportedly independent director. Liberation Investments desires to review any available records or other materials concerning the relationship between Mr. Toback and Mr. Deutsch and the circumstances of Mr. Deutsch’s appointment to the board in order to more fully understand whether Mr. Deutsch is, in fact, independent and whether his selection as an independent director was carried out in good faith. In addition and for the same purposes, Liberation Investments desires to review any available records or other materials concerning the relationship between Mr. Toback and other recently appointed directors and the circumstances of the appointment of such other directors to the board.

B. Timing and Information.

15. Bally claims that the fact that it adopted the Poison Pill the day after Pardus announced that it would be presenting a slate of prospective directors was wholly coincidental, and that the board, in taking such action, did not intend to prevent stockholder groups from presenting a joint proxy slate to Bally’s stockholders. It is extremely difficult for Liberation Investments to credit either of these claims,2 but a court decision as to their veracity must await another proceeding. For this §220 action it is enough to say that there exist sufficient bases for skepticism to justify allowing Liberation Investments to investigate Bally’s assertions and to review what the Company’s records disclose on these issues.

16. Several related reasons to permit the demanded inspection are briefly set forth in the Demand Letter (which is incorporated by reference herein in its entirety), but most go to one essential point: Bally has adopted a Management Protection Provision that undeniably will have the effect of protecting the positions of incumbent directors and management in the upcoming proxy contest. The Company has asserted that the Management Protection Provision and its adoption are lawful, but there are facts that cast grave doubt on these assertions. It is in the best interests of the Company and all of its stockholders for the bona fides of those claims by the Company to be investigated by Liberation Investments as rapidly as possible. Depending on what the investigation reveals, Liberation Investments may file an action in this Court challenging the Management Protection Provision. It is also possible, however, that further legal action may not prove necessary, and that a grant by this Court of authority to Liberation Investments to conduct a review of the

[2]	Prior to adopting the Management Protection Provision, a consequential, strategic protective device, the directors must have reviewed and understood how it would operate in practice. The suggestion that a strategic measure whose practical effect is to retard the ability of stockholders to effectively run a proxy contest was coincidentally adopted the day following Pardus’ announcement that it had launched a proxy contest strains credulity.

Company’s books and records will induce the Company to rethink its strategy and, either refrain from interfering with the proxy contest, or do what is ultimately in its best interest: work cooperatively with the stockholders to jointly nominate highly qualified, truly independent directors.

V. Justiciability.

17. More than five business days have now elapsed since the date on which the Demand Letter was delivered to the Company, the Company has refused to provide the requested information, and the parties have been unable to reach agreement about the scope of information that the Company will voluntarily provide.

18. Plaintiffs have complied with the requirements of 8 Del.C. §220 and are therefore entitled to an immediate inspection of all the books and records identified in the Demand Letter, to the extent that such documents exist, in whatever form such books and records are presently available to Bally.

WHEREFORE, Liberation Investments, L.P. and Liberation Investments, Ltd. respectfully request that, in accordance with 8 Del.C. §220, this Court enter an order (i) directing Bally to permit inspection and copying of the materials set forth in the Demand Letter and (ii) awarding plaintiffs their reasonable attorneys’ fees and costs incurred in connection with this lawsuit, together with such other and further relief as this Court may deem just and proper.

ASHBY & GEDDES
/s/ Lauren E. Maguire (I.D. #4261)
Stephen E. Jenkins (I.D. #2152) Steven T. Margolin (I.D. #3110) Lauren E. Maguire (I.D. #4261) 222 Delaware Avenue P.O. Box 1150 Wilmington, DE 19899 (302) 654-1888

Attorneys for Liberation Investments, L.P. and
Liberation Investments, Ltd.

OF COUNSEL:

Kenneth J. Baronsky

Adam R. Moses

MILBANK, TWEED, HADLEY & MCCLOY, LLP

601 S. Figueroa Street, 30th Floor

Los Angeles, CA 90017

(213) 892-4000

Dated: November 10, 2005

EXHIBIT A

LIBERATION INVESTMENTS, L.P.

11766 Wilshire Blvd, Suite No. 870

Los Angeles, CA 90025

LIBERATION INVESTMENTS, LTD.

11766 Wilshire Blvd, Suite No. 870

Los Angeles, CA 90025

October 28, 2005

By Hand	By Federal Express

The Board of Directors	The Board of Directors

Bally Total Fitness Holding Corporation	Bally Total Fitness Holding Corporation

c/o CT Corporation	8700 West Bryn Mawr Avenue

1209 Orange Street	Chicago, IL 60631

Wilmington, DE 19801	C/o: Marc D. Bassewitz, Esq.

Re: Demand For Inspection Of Books And Records Of Bally Total

Fitness Holding Corporation Pursuant to 8 Del.C. §220

Gentlemen:

As you are aware Liberation Investments, L.P. and Liberation Investments, Ltd. (collectively, “Liberation”) are record and beneficial holders of shares of Bally Total Fitness Holding Corporation, a Delaware corporation (“Bally” or the “Company”).

Pursuant to Section 220 of the Delaware General Corporation Law, Liberation hereby demands the right (by its attorneys, consultants, or other agents), during the usual hours of business, to inspect the following books and records of the Company and to make copies or extracts therefrom.

Corporate Books and Records

1.	All written or electronic documents or other records pertaining to the Company’s adoption of the “Stockholder Rights Plan” (the “Poison Pill”) announced on October 18, 2005, or any other anti-takeover measures being contemplated by the board, including, without limitation, copies of all minutes of board or board committee meetings discussing or considering whether a poison pill should be adopted.

Bally Total Fitness Holdings Corporation

October 28, 2005

2.	All written or electronic documents or other records relating to the information provided to the board of directors – or its individual members – about the Poison Pill or other anti-takeover measures, including, without limitation, with respect to the effect that the Poison Pill would have on a proxy contest for the election of directors.

3.	All written or electronic documents or other records relating to or evidencing communication between the Company and its agents or advisors and JPMorgan Chase Bank or its agents in connection with the Company’s efforts to obtain the consent of JPMorgan Chase Bank and the lender group under the Company’s Credit Agreement to the adoption of the Poison Pill, including, without limitation, any and all email communications sent or received in connection therewith.

4.	All written and electronic documents from or to any professionals, including investment bankers and proxy solicitors, who assisted or advised the Company in the adoption of the Poison Pill.

5.	All written or electronic documents or other records pertaining to Bally’s hiring of Russell Reynolds Associates (“RRA”), and all information concerning the relationship between RRA and/or any of its officers and employees, on one hand, and the Company and and/or any of its officers and employees, on the other hand.

6.	All written or electronic documents or other records provided to or generated by the board or any committee thereof concerning the following persons before they were invited to become directors: Mr. Wilhelm, Dr. Seymann, Mr. Rogers, Mr. Deutsch, and Mr. Langshur.

7.	Any written or electronic documents or other records in the Company’s possession relating to the personal or business relationships between or among Mr. Toback and Messrs. Wilhelm, Rogers, Deutsch and Langshur and Dr. Seymann.

8.	All written or electronic documents or other records concerning any person that Mr. Toback has proposed or recommended be added to the board of directors, and all documents relating to the resignations of Mr. Wilhelm, Dr. Seyman and Mr. Swid.

Stocklist Materials

9.	The most recent complete record or list of the stockholders of record of the Company, certified by its transfer agent, showing the name and address of each stockholder and the number of shares of stock registered in the name of each stockholder.

Bally Total Fitness Holdings Corporation

October 28, 2005

10.	All information in the Company’s possession or control, or which can reasonably be obtained from nominees of any central certificate depository system, or from banks, brokers or dealers, concerning the number and identity of the actual beneficial owners of the Company’s stock including, but not limited to, all “CEDE breakdowns” omnibus proxies from such entities.

11.	All information in, or which comes into, the possession or control of the Company, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies, voting trustees or other nominees concerning the names, addresses and number of shares of the non-objecting beneficial owners and consenting beneficial owners of the stock of the Company (“NOBOs”).

Purpose. As you are aware, Liberation has long been concerned about the quality of corporate governance at Bally. It is our view that Mr. Toback has not performed adequately as CEO and has spent far too much energy manipulating the corporate machinery to his own advantage, including attempts to entrench his position in office, rather than focusing his efforts on maximizing value for shareholders. The Company’s recent adoption of the Poison Pill has greatly increased these concerns. As you are aware, we privately informed the Company that while we supported the use of a poison pill to prevent the takeover of the Company for an unfair price, we believe that the provisions of this Poison Pill that purport to prevent the formation of proxy groups are illegal and inequitable under Delaware law. Specifically, the Poison Pill prevents shareholders holding in excess of 15% of the Company’s stock from jointly nominating a slate of directors or from seeking to change the by-laws (the “Management Protection Provision”).

The Poison Pill – including the Management Protection Provision – was enacted only after we obtained a court order requiring the Company to hold a shareholder meeting, and only after another stockholder group filed a preliminary proxy statement. Thus, the Management Protection Provision was adopted only after the Company was confronted with the prospect of a proxy fight. As far as we know the Poison Pill was not adopted in the face of a hostile bid. We asked the Company to revise or dispense with the Management Protection Provision, and – as you know – we advised the Company that we would allow it to announce such a change on its own and that we would seek no public credit for it. The Company, however, refused to make such a change, which leads us to believe that the Company’s primary purpose in adopting the Management Protection Provision was to prevent its many disgruntled stockholders from joining together in a proxy fight. What other purpose might the board have for adopting such a provision behind closed doors and without shareholder consent on the eve of a court-mandated shareholder meeting?

We are considering bringing an action in the Delaware Chancery Court to enjoin the application of the Management Protection Provision in time to allow all stockholders a full and

Bally Total Fitness Holdings Corporation

October 28, 2005

fair opportunity to vote on director candidates and other shareholder proposals. At present though, we seek to inspect certain of the Company’s books and records relating to its adoption of the Poison Pill, including materials that relate to the Management Protection Provision. In its press release, the Company claims that it had been discussing the Poison Pill “with its advisors for some time” prior to enacting it. We would like to see all the board materials supporting that claim as well as evidence of the timing and substance of the Company’s and its advisors’ communications with JPMorgan Chase Bank to obtain the consent to the adoption of the Poison Pill required under the Credit Agreement.

We also seek documents concerning how certain directors came to hold seats on the board and whether they are in fact “independent,” as the Company claims. Bally currently has six directors: Paul Toback and five additional members We understand that one of those directors, Mr. Deutsch, is a childhood friend of Mr. Toback. We have been informed that another director has told friends that he joined the board to “protect” Mr. Toback. Clearly, if this information is true, it would show that at least half the board is not independent. We have also been told that Mr. Toback has been very influential in causing the selection of directors with whom he had had a prior relationship. In this connection, we note that the Charter of the Nominating Committee mandates a markedly different approach to the selection of directors, requiring that Committee (and not the CEO) to “lead the search for individuals qualified to become members of the board.” It goes on to provide that “[c]andidates for nomination as director are considered on the basis of their broad business, financial and public service experience, and should not represent any particular constituency, but rather the stockholders generally. . . . In addition, the activities or associations of the nominees should not constitute conflicts of interest or legal impediments that might preclude service as a director.”

We also intend to investigate the Company’s curious decision to hire RRA. The Company has publicly trumpeted the fact that it has hired RRA to help find suitable independent directors. It is our understanding, however, that RRA is not, as advertised, a wholly independent actor in this episode, but that a senior official in its Chicago office is a very close friend of a director who is, in turn, close to Mr. Toback. In other words, we understand that there is every reason to believe that Mr. Toback will have the ability to unduly influence this search in order to make sure that the “independent” candidates will not be independent enough to oppose his views. We wish to review whatever documentary materials or other information the Company has on this subject.

We intend to examine all the information we receive and then, if appropriate, use it in either the potential Chancery Court action described above, or in some other appropriate proceeding. Finally, we are seeking the Company’s stocklist materials because we are weighing running a proxy contest to, among other possibilities, elect directors or change the Company’s by-laws to permit the stockholders to vote to remove Mr. Toback as CEO.

Bally Total Fitness Holdings Corporation

October 28, 2005

We will agree to a reasonable confidentiality agreement in order to review the information requested in this letter.

Please have your counsel advise our counsel, Kenneth Baronsky or Stephen E. Jenkins where and when the aforementioned books, records and other documents will be available for inspection and copying. Mr. Baronsky can be reached at Milbank, Tweed, Hadley & McCloy, LLP, 602 South Figueroa Street, Suite 3000, Los Angeles, CA 90017 (telephone 213-892-4333; facsimile 213-892-4733; e-mail kbaronsky@milbank.com.). Mr. Jenkins can be reached at Ashby & Geddes, P.O. Box 1150, 222 Delaware Avenue, Wilmington, DE 19899 (telephone: 302-654-1888; facsimile: 302-654-2067; email: sjenkins@ashby-geddes.com).

Very truly yours,

/s/ Emanuel R. Pearlman
Emanuel R. Pearlman General Manager/Director

Verification and Power of Attorney

State of California

County of Los Angeles

BE IT REMEMBERED that, the undersigned, Emanuel R. Pearlman personally appeared before me, who being duly sworn, deposes and says:

1.	That the foregoing is the undersigned’s letter of demand for the inspection of designated stocklist materials and books and records of Bally Total Fitness Holding Company and that the statements made in such letter are true and correct.

2.	That the letter designates Milbank, Tweed, Hadley & McCloy, LLP and Kenneth Baronsky, and Ashby & Geddes and Stephen E. Jenkins and their respective partners, associates, employees, and other persons to be designated by them, acting together, singly, or in combination, as the undersigned’s attorney or agent to conduct such inspection, and that the foregoing and this verification are the undersigned’s power of attorney authorizing the foregoing persons to act on behalf of the undersigned.

/s/ Emanuel R. Pearlman
Emanuel R. Pearlman

SWORN TO AND SUBSCRIBED BEFORE ME

this 28th day of October, 2005.

/s/ Jennifer A. Robles
Notary Public

EXHIBIT B

EXHIBIT B

Deutsch, Barry	Toback, Paul
Key Club	Key Club
Homecoming Committee	Homecoming Committee
National Honor Society	National Honor Society